UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding Reports in Certain Media

Tokyo, May 12, 2016 — Since yesterday and today plural media reports regarding Mitsubishi UFJ Financial Group, Inc. (MUFG), Mitsubishi UFJ Lease & Finance Company Limited, along with Hitachi, Ltd. and its subsidiary Hitachi Capital Corporation have been released, which are not based on any announcement by MUFG.

No formal decision has been made by MUFG in this regard currently, while MUFG is considering various potential opportunities.

This matter will be deliberated by its Executive Meeting to be held tomorrow, and MUFG will make an announcement promptly, once any formal decision has been reached regarding any matter that MUFG is obliged to disclose.

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Contact: Mitsubishi UFJ Financial Group, Inc. Corporate Communications Division Media Relations Office +81-3-3240-7651